INDOSAT SIGNED A USD 315 MILLION EKN FACILITY AGREEMENT

Jakarta, August 19, 2009 – On the 18th of August 2009, PT Indosat Tbk (“Indosat” or the “Company”) has successfully signed a US$315 million EKN Buyer Credit Facility (the “Facility”) for the procurement of Ericsson equipment from Sweden and Indonesia. Ericsson is one of Indosat’s primary vendors and will be supplying key equipment and services.

The Facility has been arranged by Hongkong and Shanghai Banking Corporation (“HSBC”) and the Royal Bank of Scotland (“RBS”). The Facility is structured in three tranches and will be used to partially refinance recent payments already made to Ericsson, and also to partially finance Indosat’s capital expenditures until 2011.

 “The EKN facility demonstrates the strength of Indosat’s creditworthiness in spite of challenging economic conditions and serves to diversify the company’s source of funds", said Harry Sasongko, President Director & CEO of Indosat.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX: ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.